UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For the Period Ended:   June 30, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________________ ______________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Corporate Property Associates 18 – Global Incorporated
Full Name of Registrant

Former Name if Applicable

50 Rockefeller Plaza
Address of Principal Executive Office (Street and Number)

New York, New York 10020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The additional time required to file the Form 10-Q is necessary in order to complete the preparation and review of financial statements, specifically to review the classification of cash flows. The delay was due to a large volume of international acquisitions with complex accounting treatments during 2015 in conjunction with the continued integration of the Company's recently implemented enterprise accounting system. As a result, Corporate Property Associates 18 – Global Incorporated is unable to file its Form 10-Q in the prescribed time period without unreasonable effort and expense. Corporate Property Associates 18 – Global Incorporated anticipates filing the requisite Form 10-Q for the period ended June 30, 2015 on August 19, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this information

Hisham Kader	(212)	492-1183
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's current year activity for the six months ended June 30, 2015 reflects 73 properties acquired after June 30, 2014. As a result of these acquisitions, revenue for the 2015 period of approximately $57.6 million has increased compared to the prior year period and net loss attributable to Corporate Property Associates 18 – Global of approximately $32.1 million has increased compared to the prior year period primarily due to the associated acquisition costs.

Corporate Property Associates 18 – Global Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2015	By.	/s/ Hisham Kader
Chief Financial Officer
(Principal Financial Officer)